Mail Stop 3561

June 19, 2009

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

> **Re:** **Re: Inicia Incorporated**
> **Form 1-A Amendment No. 5**
> **Filed on May 21, 2009**
> **File No. 24-10228**

Dear Mr. Dugan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your response letter to our comment letter dated February 24, 2009 did not include responses to many of our comments, including comments 1, 4, 6, 9-10, 15, 17-18, 20-26, 37, 43, 52-54, 56, and 69. Further, we did not find any of your revisions to your offering statement responsive to these comments, so we reissue each of these comments.

2.   We note your response to comments three and 60 of our letter dated February 24, 2009, and we reissue them. Please revise your disclosure throughout the offering statement to clarify the classes and amounts of your common and preferred stock, including stock issued to Elgin shareholders. In this regard, the number of outstanding shares of common appears to be approximately 17 million in the first paragraph on page 33 but over 84 million according to the second paragraph on page 33. Also, your disclosure on page 13 and your response to our comment 60 of our previous letter indicates that shareholders in this offering "will have no voting rights." Yet on page 33, your disclosure indicates there is one vote for each share of common stock. Similarly, the Capitalization and Description sections do not mention that there are multiple classes of common stock or separate rights and privileges among common stock shareholders. Revise throughout the offering statement to reconcile.

3.   We note your response to and revised disclosure for comments three and four of our letter dated February 24, 2009, and we reissue them. In your prior offering statements, your disclosure indicated that your preferred shareholders would only obtain control if you revert back to a corporate shell. It is unclear why your current disclosure on pages 33-35, 44-45, and 55, no longer includes those restrictions.

Part I – Notifications, page 2

Item 1. Significant Parties, page 2

4.   We note your response to comment 15 of our letter dated February 24, 2009, and we reissue it. It appears that the preferred shares issued to New Century and Keystone would represent a separate class of shares from your common stock. Also, we note the reference to "B Preferred" on page 45. Is there a class of "A Preferred"?

5.   We reissue prior comment 16, in part. Please identify the persons as promoters, or advise.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

6.   We note your response to comment 19 of our letter dated February 24, 2009, and we reissue it in part. Please revise this section to address the securities that were exchanged for 84 million new shares of Inicia Incorporated, the exemptions used for all transactions described in this item, and the facts relied upon for those exemptions.

Part II – Offering Circular, page 6

Exhibits, page 7

7.   We reissue prior comment 25. Please provide a legality opinion.

Risk Factors, page 9

8.   We note your response to comment 50 of our letter dated February 24, 2009, and
we reissue it in part. On page 10, the discussion in the fifth full paragraph refers
to the number of shares as of September 29, 2008, as opposed the current amount.
Also, see the disclosure of "no prior public market" on page 11, which is
inconsistent with your disclosure on page 33.

Business, page 14

9.   We note your responses to comments 30, 40, and 45 of our letter dated February
24, 2009, and we reissue those comments in part. For example, please clarify
among your existing products and services that generate revenues and those that
are anticipated to be implemented within 12 months after receiving proceeds from
this offering. We note it does not appear that you will have sufficient cash to
achieve all of your objectives for the next 12 months with the cash available from
the offering, as described in the Use of Proceeds section.

10.   As the company was not profitable during its last fiscal year, please provide the
disclosure required by Item 4(a) of Part II.

11.   We note your response to comment 32 of our letter dated February 24, 2009, and
we reissue it in part. Please clarify whether your oral agreements with Karen
Desoto and Gretchen Cryer are binding contracts or if the agreements are still in
the negotiation stage. If they are non-binding, please clearly state so and include
disclosure that the agreements may or may not be finalized. If the agreements are
binding, please provide summaries of them under Item 2(b) of Part III of the
offering statement, or advise.

12.   We note your response to comment 35 of our letter dated February 24, 2009, and
we reissue it. This section, particularly page 21, still appears to describe the
industry in much broader terms than the niche and specialty media, software, and
website businesses you discuss in your offering statement.

13.   We note your response to comment 39 of our letter dated February 24, 2009, and
we reissue it. On page bottom of page 24, you disclose that there is no
competition for the many websites listed on page 20 that you claim will be
launched with funds from this offering. Please provide us the basis for your belief

that there is no competition for your publications and websites beyond TGLIFE.com, Mix Lab, and Expat 360.

14.   Please clarify the identity of the potential joint venture partners on page 20 of the offering statement. It appears neither of the listed joint ventures have been finalized, so please balance the disclosure to clarify that they may or may not occur.

Offering Price Factors, page 30

15.   We note your response to comment 59 of our letter dated February 24, 2009, and we reissue it. Please refer to pages 5 and 45 where you refer to several sales of unregistered securities.

Use of Proceeds, page 31

16.   We note your response to comment 22 of our letter dated February 24, 2009, and we reissue it in part. In your balance sheet for the year ended December 31, 2008 and on page 46 of your offering statement, you reference owing Mr. Delfino $2,104 in back pay. Please advise us whether your disclosure under Question 10(d) needs to be revised.   Also, please consider revising your disclosure on page 46 to clarify any agreements with Mr. Delfino regarding his back pay.

Capitalization, page 33

17.   Please revise to remove the inconsistency in the first paragraph of page 35. You reference recent sales of unregistered securities to Item 12, yet later state "None." Further, Item 12, according to page 45, is now Item 39. Please revise accordingly.

18.   Please revise footnote (1) to your Capitalization Summary table on page 35 to clarify whether the 1,500 post-merger shares of common stock privately owned by Messrs. Dugan Schulze, Delfino, and Zimbler were converted to 84 million shares of common stock for management, as disclosed in your previous offering statements. Also, if true, please clarify why Ms. Zimmer, as opposed to Mr. Zimbler received the new shares of common stock.

19.   We note your response to comment 66 of our letter dated February 24, 2009, and we reissue it in part. As discussed in prior comments, please clarify whether there are two separate classes of preferred stock and revise this section accordingly. For example, it appears that the two shares of preferred stock issued to New Century and Keystone are of a different class than the 1,000,000 shares of preferred stock authorized but not issued by the board on page 35.

Description of Securities, page 35

20.   We note your response to comment 67 of our letter dated February 24, 2009, and
we reissue it as we cannot find any modification in this section of your offering
statement. Also, please disclose the terms of the common shares, including par
value and voting rights.

Plan of Distribution, page 37

21.   We note your response to comment 68 of our letter dated February 24, 2009, and
we reissue it in part. Please revise this section to clarify that all of your directors
will offer the securities in this offering statement.

Directors of the Company, page 41

22.   We note your response to comment 72 of our letter dated February 24, 2009, and
we reissue it in part. Your revised officer biography for Larry Schulze's removed
the disclosure that the company will launch eight more online properties in the
next 12 months, but Mr. Schulze's director biography on page 42 still includes
this language. Please revise to reconcile this disclosure with your business
section.

23.   We note your response to comment 74 of our letter dated February 24, 2009, and
we reissue it.

Principal Stockholders, page 44

24.   We note your response to comments 75 and 76 of our letter dated February 24,
2009, and we reissue them. Please revise the table on page 45 to conform to
Questions 37 and 38 of Offering Circular Model A. We also note that Mary
Zimmer's holdings should also be included in the table.

25.   We note your response to comment 78 of our letter dated February 24, 2009, and
we reissue it. The disclosure on page four of your offering statement does not
clearly indicate whether Steve Apolant is the beneficial owner or control person
of New Century. If Mr. Apolant is the beneficial owner or control person of New
Century, please revise this section accordingly.

Management Relationships, Transactions, and Remuneration, page 45

26.   We note your response to comment 79 of our letter dated February 24, 2009, and
we reissue it in part. Please revise to answer Question 42 of Offering Circular
Model A and clarify if there are any specific agreements relating to the continuing
employment of management or any non-competition agreements.

Part F/S Financial Statements, page 48

Statements of Income and Loss, page 49

27.   We reviewed your response to our prior comment 82. We were unable to find
        your revision, thus the comment will be reissued. Please revise to disclose
        earnings (loss) per share information in accordance with SFAS 128.

Statements of Cash Flows, page 50

28.   We read your response to our prior comment 83; however, your statements of
        cash flows do not appear to comply with SFAS 95 in the following manner:
        •   you continue to present contributions of capital as investing activities
                versus financing activities (Refer to paragraph 19 of SFAS 95),
        •   cash provided by financing activities does not appear to reflect the
                increase in loans payable (i.e., $4,900),
        •   non-cash investing and financing activities should be presented in
                accordance with paragraph 32 of SFAS 95, as applicable, and
        •   considering you do not consider yourself to be a development stage entity
                (per your response to our prior comment 81), the cumulative column
                should be removed.
        Please revise your statements of cash flows to address the comments above or tell
        us why such revisions are not necessary.

Statements of Changes in Shareholders' Equity, page 51

29.   We read your response to our prior comment 84. Your revised disclosure is
        inconsistent with your balance sheet and does not appear to include all equity
        issuances (i.e. 84,000,000 shares issued on or about October 2008). Please revise
        to disclose all material equity issuances and capital contributions for each year
        presented. Your presentation should separately state the number and dollar
        amount of common and preferred shares issued, related additional paid-in capital,
        and the dates of issuance for all capital contributions.

30.   We read your response to our prior comment 85. Your statement that there was
        no common stock issued between August 2008 and September 30, 2008 is not
        consistent with your statements of changes in shareholders' equity, which shows
        the issuance of 250 shares on September 20, 2008. Please reconcile this apparent
        inconsistency.

31.   We note that you have disclosed that you have two outstanding preferred shares
        on page 48. Please revise to include these preferred shares in the statements of
        changes in shareholders' equity or advise.

Notes to Financial Statements

Note 1, page 52

32.   We reviewed your response to our prior comment 88. Your response did not
        address our comment in its entirety, thus the comment will be partially reissued.
        In connection with the reverse merger with Inicia, please respond to the
        following:
        •   Your disclosure in the third recital of the merger agreement indicates the
                merger was effected with a one-for-one exchange. Based on the signature
                page of Mr. Dugan, it appears Inicia had 1,500 shares issued and
                outstanding. Tell us how you had 17,238,300 shares outstanding at
                September 30, 2008;
        •   Considering only 1,500 shares appear to have been issued for Inicia,
                please tell us why you believe this transaction should have been recorded
                as a reverse merger. Please provide us with your analysis of paragraph 17
                of SFAS 141 to support your conclusion. In your analysis, please address
                the voting ability of the preferred shares and their implications on your
                accounting treatment of this transaction.
        Additionally, please ensure that your detailed response reconciles to the o
        utstanding post-merger equity amounts presented in your financial statements.

Note 4 – Operating Leases, page 52

33.   Please update your lease disclosures from September 30, 2008 to December 31,
        2008.

Note 6 – Outstanding Loans, page 53

34.   We reviewed your response to our prior comment 87. Your disclosure here that
        the company has one outstanding loan of $600 is not consistent with your loans
        payable balance of $4,900 on your balance sheet on page 48. Please reconcile this
        inconsistency.

Note 7 – Foreign Currency Conversion, page 53

35.   We reviewed your response to our prior comment 87. Your response did not
        address our comment in its entirety, thus the comment will be partially reissued.
        Please revise to provide the disclosures required by paragraphs 30-32 of SFAS 52.

Note 13 – Revenue Recognition Policy, page 54

36.   We reviewed your response to our prior comment 89. Your response did not
        address our comment, thus the comment will be reissued. Please revise to
        disclose your revenue recognition policy for each of your revenue streams (i.e.

advertising, subscriptions) and the related authoritative literature used to support your policy. In addition, disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies. In your response, please tell us how your current policy complies with SAB Topic 104.

37.   In connection with the comment above, we note your collect cash in advance of services rendered (as disclosed in Note 5 on page 53). Please show us where you have recorded deferred revenue on your balance sheet for such cash collections and ensure your revised accounting policy describes how you account for such transactions.

Signatures

38.   Please revise your signature page to conform to page 35 of the Instructions to Form 1-A by removing the references to the Securities Exchange Act of 1934. Regulation A was promulgated under the Securities Act of 1933.

Closing Comments

          As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

          You may contact Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with other questions.

                              Sincerely,

                              John Reynolds
                              Assistant Director

cc: M. David Sayid
          Fax (212) 247-7535